February 18, 2011
Via EDGAR
Mr. Juan M. Migone
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20006-4561

Re:	Martha Stewart Living Omnimedia, Inc.
Form 10-K
Filed March 8, 2010
File No. 001-15395

Form 10-Q
Filed November 4, 2010
File No. 001-15395

Definitive Proxy Statement on Schedule 14A
Filed April 5, 2010
File No. 001-15395
Dear Mr. Migone:
We appreciate your extension of time to respond to the comment letter of the staff of the Securities and Exchange Commission dated February 17, 2011. This letter is to confirm that Martha Stewart Living Omnimedia, Inc. will respond to the letter no later than March 11, 2011.

Sincerely,
/s/ Peter Hurwitz
Peter Hurwitz
General Counsel